

Mail Stop 3030

October 18, 2017

Matthew N. Wolfson
Chief Executive Officer
Electromedical Technologies, Inc.
16561 N 92nd Street, Suite 101
Scottsdale, AZ 85260

> **Re:** **Electromedical Technologies, Inc.**
> **Offering Statement on Form 1-A**
> **Filed September 20, 2017**
> **File No. 024-10743**

Dear Mr. Wolfson:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Part II – Offering Circular

1.   Disclose, for each covered product, the indications for use specified in your FDA certification.

Plan of Distribution and Selling Shareholders, page 16

2.   We note your disclosure in the third paragraph on page 17 about your website. Indicate how you will sell the securities via your website, including identifying any broker-dealers involved or the exemption from broker-dealer registration the selling party intends to rely upon.

3.   We note you have provided credits towards purchases of stock in this offering, as indicated on pages 18 and F-16. Please tell us how issuance of the credits and, separately, issuance of shares to in this offering in exchange for those credits complies with the requirements of Section 5 of the Securities Act of 1933.

Offering Perks, page 19

4.   We note that you reserve the right to terminate the offer investment packages at any time during the offering. Please disclose the manner in which you intend to notify investors that you have terminated the packages. In addition, address any regulatory implications. By way of example only, how will you ensure prescriptions for the WellnessPro Plus unit? Explain the basis for the market values indicated.

Strategy, page 25

5.   Please tell us the authority on which you rely to refer investors to testimonials on your website as you do in the first paragraph of this section.

        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

        Please contact Tom Jones at (202) 551-3602 or me at (202) 551-3528 with any questions.

                                                Sincerely,

                                                /s/ Amanda Ravitz

                                                Amanda Ravitz
                                                Assistant Director
                                                Office of Electronics and Machinery

cc: Jamie Ostrow